David P. Oelman doelman@velaw.com

Tel 713.758.3708 Fax 713.615.5861

January 9, 2006

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 7010

Attention: Carmen Moncada-Terry

Re:	Alliance Holdings GP, L.P.

Registration Statement on Form S-1

File No. 333-129883

Ladies and Gentlemen:

Alliance Holdings GP, L.P. (the “Partnership”) is filing today, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form S-1 (the “Registration Statement”).

Set forth below are the Partnership’s responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 22, 2005. For your convenience, the exact text of the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Partnership, which has authorized us to respond to the Staff’s comments on its behalf. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 1 that the Partnership is filing today via EDGAR.

Form S-1

Securities and Exchange Commission January 9, 2006 Page 2

General

1.	To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document.

Response: The Registration Statement has been revised as requested to make corresponding changes where applicable throughout the Registration Statement, and we have referenced all relevant pages in our responses.

2.	Prior to printing and distribution of the preliminary prospectus, please provide us with copies of all artwork and any graphics you wish to include in the prospectus. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

Response: Prior to printing and distribution of the preliminary prospectus, we will provide you with copies of all artwork and any graphics we wish to include in the prospectus, including any accompanying captions.

3.	We will process your amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when a price range is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response: The Partnership currently anticipates the price range for the offering will be from $23.00 to $25.00 per common unit and the midpoint will be $24.00. The Partnership’s estimate of the midpoint is reflected in Amendment No. 1. We have omitted the price range on the cover page of the prospectus due to concerns that news services will publicly report this price range prior to the time that the Partnership and the underwriters for the offering are ready for this type of information to be widely disseminated by these news services as market forces, industry conditions and company-specific events could result in adjustments to this price range prior to the distribution of the preliminary prospectus. The Partnership expects to include the price range on the cover page of a subsequent amendment. We acknowledge that the Staff may have further comments after reviewing this information.

4.	Similarly, other than an estimated price range, we note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit.

Securities and Exchange Commission January 9, 2006 Page 3

Response: We have included all information that is not properly omitted under Rule 430A, with the exception of information that is related to or derived from the anticipated price range of the units to be offered and information related to non-qualifying income and the estimated ratio of taxable income to distributions, which we intend to include prior to requesting effectiveness of the Registration Statement. As of the date of this filing, we have not yet determined this information related to non-qualifying income and the estimated ratio of taxable income to distributions. Accordingly, the Registration Statement will be revised in a subsequent amendment to reflect such information following its determination. We acknowledge that the Staff may have further comments after reviewing this information.

5.	Please file all omitted exhibits as soon as practicable. You should expect that we will require sufficient time to review the exhibits once they have been filed. We may have additional comments.

Response: We have filed all exhibits except for Exhibits 1.1, 3.2, 3.4, 4.1, 5.1, 8.1 and 10.49, which we intend to file prior to requesting effectiveness of the Registration Statement. We acknowledge that the Staff may have comments on these exhibits once filed.

6.	Disclose the number of holders of your security pursuant to Item 201(b) of Regulation S-K.

Response: The Registration Statement has been revised to disclose the number of holders of the Partnership’s common units prior to this offering and the percentage ownership of the Partnership’s common units after this offering. Prior to the closing of this offering, all of the Partnership’s limited partner interests and the Partnership’s general partner are owned by C-Holdings, LLC, an entity wholly owned by Joseph W. Craft III, the President, Chief Executive Officer and the Chairman of the Board of the Partnership’s general partner. Please see pages 5 through 8.

7.	Monitor your need to update your financial statements, as required by Regulation S-X, Rule 3-12.

Response: The Partnership will monitor its need to update its financial statements as required by Regulation S-X, Rule 3-12.

8.	Provide updated consents from your independent accountants in the next amendment.

Response: An updated consent from the Partnership’s independent accountants will be provided as Exhibit 23.1 to Amendment No. 1.

Securities and Exchange Commission January 9, 2006 Page 4

Cover Page

9.	The cover page should include only the information required by Item 501 of Regulation S-K. Remove the information not called for by the item, including the bulleted information under the cross-reference to the Risk Factor section.

Response: The Registration Statement has been revised as requested. Please see the cover page.

10.	We note the map that you have provided identifying the locations where ARLP operates. Provide an explanatory statement indicating that the map does not relate to Alliance Holding GP, LP’s operations but rather to ARLP’s operations.

Response: The Registration Statement has been revised to provide an explanatory statement indicating that the map does not relate to Alliance Holding GP, LP’s operations but rather to ARLP’s operations. Please see the map.

The Offering, page 7

11.	Revise the statement, “we intend to list our common units on the Nasdaq National Market under the symbol ‘AHGP’,” to make clear that such listing is subject to the approval of your listing application. Also, advise us as to the status of your listing application.

Response: The Registration Statement has been revised to make clear that such listing is subject to the approval of the Partnership’s listing application. Please see pages 10, 146 and 190. We have submitted our listing application to the Nasdaq and await their response.

Our Structure, page 5

12.	Please provide narrative explanation of the organizational chart and describe, in necessary detail, the relationships among the persons and entities referred to in the chart.

Response: The Registration Statement has been revised to describe the organizational chart and the relationship among the persons and entities referred to in the chart. Please see pages 5 through 8.

13.	Provide a chart, similar to the chart on page 6, depicting your company’s ownerships and affiliations before the offering.

Securities and Exchange Commission January 9, 2006 Page 5

Response: The Partnership has provided a chart depicting its ownership and affiliations before the offering. Please see page 6.

14.	Disclose the names of those persons and entities identified as “the management investors.” Identify the control persons within that group of investors.

Response: The Registration Statement has been revised to disclose the entities identified as “the management investors” and the control person within that group. Joseph W. Craft III is the control person with respect to both AMH II, LLC and Alliance Resource Holdings, II, Inc. Please see page 5.

Alliance Resource Partners, L.P., page 9

15.	Define the term coal synfuel in your glossary.

Response: The Registration Statement has been revised to define the term coal synfuel in the glossary. Please see page B-1.

Summary Historical and Pro Forma Financial and Operating Data, page 16

16.	We note your calculation of EBITDA excludes interests of affiliated and non-affiliated non-controlling partners in consolidated partnership’s net income. In this regard, it appears the title of your non-GAAP measure requires modification, as it does not clearly identify all adjustments you have made to the widely known and recognized measure of EBITDA. The revised title of your non-GAAP measures should not refer in any way to “EBITDA” unless the measure is calculated consistently with its readily known definition. Refer to Regulation S-K, Item 10(e)(ii)(E) and Question 14 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued on June 13, 2003 for further explanation.

Response: The Registration Statement has been revised as requested to delete any reference to EBITDA in the “Summary Historical and Pro Forma Financial and Operating Data” and the “Selected Historical and Pro Forma Financial and Operating Data.” The Partnership has revised the title of its non-GAAP measure in the “Our Cash Distribution Policy and Restrictions on Distributions” section of the Registration Statement, and such non-GAAP measure is now titled “Adjusted EBITDA” to draw the attention of readers of the Registration Statement to the definition of Adjusted EBITBA. The Partnership’s reported Adjusted EBITDA is essentially the same as ARLP’s EBITDA. The Partnership does not have any operating activities apart from those conducted by ARLP, and the Partnership’s cash flows currently consist of distributions from ARLP on the partnership interests, including incentive distribution rights, that it owns. The “adjustment” to EBITDA includes the income attributable to the partnership interest in ARLP held by “affiliated and non-affiliated non-controlling partners.” The “non-controlling partners” include the public limited partners of ARLP as well as the special general partner, and the interest of ARLP collectively owned by them is and will not be owned by the Partnership following the offering. We believe that our presentation of Adjusted EBITDA is consistent with our presentation of consolidated financial information throughout the prospectus as well as with disclosure practices of similar public entities. Moreover, the Partnership believes that its presentation of Adjusted EBITDA provides interested parties the supplemental information that facilitates the analysis performed based on EBITDA. Please see pages 20, 56 through 65, 70 and 71.

Securities and Exchange Commission January 9, 2006 Page 6

17.	Please consider whether your non-GAAP measure EBITDA is a liquidity measure. If it is a liquidity measure, it should be reconciled to cash flows from operating activities as well as to net income. We note that it is used by your management and others to assess your ability to generate cash, which indicates that it is used not just as a performance measure but also as a liquidity measure.

Response: The Registration Statement has been revised to delete any reference to EBITDA in the “Summary Historical and Pro Forma Financial and Operating Data” and the “Selected Historical and Pro Forma Financial and Operating Data.” In the “Our Cash Distribution Policy and Restrictions on Distributions” section of the Registration Statement, Adjusted EBITDA is reconciled to Net Cash Provided by Operating Activities. Moreover, the Registration Statement has been revised to reconcile ARLP’s EBITDA to cash provided by operating activities. Please see pages 20, 58, 70, 71 and 99.

Risk Factors, page 21

18.	Eliminate language that mitigates the risk you present. Examples include clauses, such as “we cannot assure” and “we cannot guarantee.”

Response: The Registration Statement has been revised to eliminate language that mitigates the risk we present. Please see page 23.

19.	If true, include a risk factor addressing the fact that you have no provisions in the event that you have no enough cash to meet your needs.

Response: The Registration Statement has been revised to include a risk factor addressing the fact that the Partnership has no provisions in the event it does not have enough cash to meet its needs. Please see pages 23 and 24.

20.	Clarify whether or not you are contractually obligated to make distributions. In this regard, we note your statements on pages 7 and 93 indicating that you cannot assure that you will declare or pay any distributions.

Response: The Registration Statement has been revised to clarify that we are not contractually obligated to make distributions. Please see page 24.

Securities and Exchange Commission January 9, 2006 Page 7

21.	Discuss the risks associated with not investing in your future growth, given the fact that your cash distribution policy requires you to distribute most of your cash. Also, describe how you plan to pay for any debt you may incur.

Response: The Registration Statement has been revised to include a risk factor associated with not investing in our future growth and to describe how we plan to pay for any debt we may incur. Please see page 26.

22.	Include a risk factor addressing the non-cumulative nature of your dividends.

Response: The Registration Statement has been revised to include a risk factor addressing the non-cumulative nature of our distributions. Please see pages 25 and 26.

23.	Advise whether you or ARLP can incur debt to make dividend payments. If so, discuss in a risk factor such fact.

Response: The Registration Statement has been revised as requested. Please see page 27.

Risks Related to Conflicts of Interest, page 29

24.	Discuss the risks associated with the ability of your general partner, without the prior approval of a majority of your outstanding units, to mortgage, pledge, hypothecate or grant a security interest in all or substantially all your assets.

Response: The Registration Statement has been revised to add a risk associated with our general partner’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without prior approval of our outstanding units. Please see page 36.

Use of Proceeds, page 45

25.	We note your statement indicating that you will be “distributing” substantially all the proceeds of the offering to the management investors. Your characterization of the transaction as a “distribution” does not appear to clearly describe the transaction. In this regard, we note that you will be distributing the proceeds in exchange for partnership interests in ARLP. Please revise or advise.

Response: The Registration Statement has been revised to more clearly describe the transaction. Please see the cover page, and pages 9 and 50.

Securities and Exchange Commission January 9, 2006 Page 8

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 67

26.	Explain, in detail, how you intend to support ARLP’s implementation of its business strategy.

Response: The Registration Statement has been revised to explain, in detail, how the Partnership intends to support ARLP’s implementation of its business strategy. Please see pages 73 and 96.

Analysis of Historical Results of Operations, page 71

27.	In your discussion of ARLP’s historical results of operations, you sometimes refer to two or more sources as components that contributed to a material change. Ensure that you quantify the amount of the change that was contributed by each of the factors or events that you identify. For example, in your discussion of income before income taxes and non-controlling interests on page 72, you should quantify the impact of each of the items that contributed to the increase of such income, namely sales volumes, higher coal prices, and reduce general and administratively expenses. To the extent that there are any offsets to increases to which you refer, please quantify the amount of such offsets as well. See Section III.D of SEC Release 33-6835.

Response: The Registration Statement has been revised as requested. Please see pages 77 through 82.

Liquidity and Capital Resources, page 80

Liquidity

28.	Discuss how ARLP’s liquidity might be affected by (1) the potential loss of one of its main customers if coal synfuel tax credits become unavailable to such customer; (2) the expiration of its long-term agreement with that customer on December 31, 2007; and (3) the possible adoption of state legislation that might eliminate certain state tax credits that benefit ARLP.

Response: The Registration Statement has been revised as requested. Please see pages 86 and 87.

29.	Address the impact of the increases in the price of crude oil and natural gas on ARLP’s liquidity.

Securities and Exchange Commission January 9, 2006 Page 9

Response: The Registration Statement has been revised as requested. Please see page 87.

Business of Alliance Resource Partners, L.P., page 95

30.	Substantiate the statement that management believes ARLP “to be the fifth largest coal producer in the eastern United States.”

Response: A spreadsheet that lists on a regional basis the coal production of all eastern United States coal producers that produced more than 900,000 tons of coal for the nine months ended September 30, 2005 is attached to this response letter as Exhibit A. The data in Exhibit A was compiled by Platt’s Coaldat database and is based on The Mine Safety and Health Administration Form 7000-2 quarterly production data provided by the coal producers. As indicated in Exhibit A, Alliance Coal, LLC, ARLP’s operating subsidiary, produced 16.35 million tons of coal for the nine months ended September 30, 2005, which ranks ARLP as the fifth largest coal producer in the eastern United States.

31.	Please describe the nature of ARLP’s interest in the properties identified under the “Mining Operations” caption on page 96 through 100.

Response: The Registration Statement has been revised as requested. Please see page 103.

Directors and Executive Officers of Alliance Resource Partners, page 120

Executive Compensation, page 122

32.	We note on page 124 that ARLP granted in 2003, 2004, and 2005 common units that vest in the future. It appears that the units were not included in the compensation table as long-term compensation. Revise the table or advise why ARLP is not required to include the units in the table.

Securities and Exchange Commission January 9, 2006 Page 10

Response: Instruction 1 to Item 402(b)(2)(iv) states that awards of restricted stock that are subject to performance-based conditions on vesting, in addition to lapse of time and/or continued service with the registrant or a subsidiary, may be reported as LTIP awards in a separate table pursuant to paragraph (e) of Item 402 instead of in a column in the Partnership’s Summary Compensation table on page 130. The Partnership’s awards of restricted units are subject to performance-based conditions on vesting, in addition to lapse of time and/or continued service with the Partnership or its subsidiaries. Accordingly, the Partnership reports these restricted units in a table on page 132 pursuant to paragraph (e) of Item 402.

Certain Relationships and Related Party Transactions, page 129

33.	Where applicable, please indicate whether the transactions you list were on terms at least as favorable to you as could have been from unaffiliated third parties as a result of arm’s length negotiations.

Response: The Registration Statement has been revised as requested. Please see pages 137 and 139.

Description of Our Partnership Agreement, page 140

Voting Rights, page 141

34.	We note that various matters require the approval of a majority of outstanding units. Please identify the number of unitholders that must be present at a meeting to constitute a quorum.

Response: The Registration Statement has been revised as requested. Please see page 149.

Selling Unitholders, page 176

35.	Please state the amount of securities held by the selling unitholders before the offering and the amount of securities to be offered for the unitholders’ account.

Response: We do not believe that our equity owners (collectively, the “Equity Owners”) are selling unitholders in this offering. The prospectus discloses that the common units subject to the underwriters’ over-allotment option will be sold by the Partnership directly to the public. The Equity Owners have not offered to sell any of their common units directly to the public. The net proceeds of the sale by the Partnership of the common units subject to the over-allotment option will, in turn, be

Securities and Exchange Commission January 9, 2006 Page 11

used by the Partnership to redeem from the Equity Owners a number of common units that is equal to the number of common units sold to the public upon exercise of the over-allotment option. These facts are clearly disclosed in the Registration Statement. However, the Partnership included in the prospectus in the section on page 185 titled “Selling Unitholders” all of the disclosures that would be required by Item 507 of the Regulation S-K, Selling Security Holders, if the Equity Owners were deemed to be selling stockholders. The Partnership has included such disclosure because the Staff has instructed other similar registrants to include this selling unitholder disclosure in comparably structured transactions. If you determine that the presentation reflected in Amendment No. 1 is not appropriate given these facts, we will delete the Selling Unitholder presentation prior to requesting effectiveness of the Registration Statement. Please also see pages 50 (“Use of Proceeds”) and 134 (“Security Ownership of Certain Beneficial Owners and Management”).

Underwriting, page 178

36.	Please clearly identify the type of arrangement that you have with the underwriter.

Response: The Partnership does not have an engagement letter with Lehman Brothers Inc. The Partnership intends to negotiate an underwriting agreement that provides for a firm commitment underwritten offering of its common units and will file a form of such underwriting agreement with a subsequent amendment.

Lock-Up Agreements, page 179

37.	We note your statement that Lehman Brothers Inc., in its sole discretion, may release the common units subject to the lock-up agreements in whole or in part at any time with or without notice. Advise whether there are any agreements or understandings, tacit or otherwise, for the underwriter to consider a release of any locked-up shares prior to the expiration of the 180 day lockup period.

Response: Lehman Brothers Inc. has informed the Partnership that it has no present intent or arrangement to release any of the securities subject to these lock-up agreements.

Electronic Distribution, page 181

38.

Tell us whether the underwriters will engage in any electronic offer, sale or distribution of the units and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this

Securities and Exchange Commission January 9, 2006 Page 12

comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing. Consult Releases 33-7233 and 33-7289 for guidance.

Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, address:

•	the communications used;

•	the availability of the preliminary prospectus;

•	the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

•	the funding of an account and payment of the purchase price.

Response: Lehman Brothers Inc. has advised the Partnership that it does not currently intend to engage in the electronic offer and/or sale of units. However, in the event that a decision to the contrary is made, any such activities will be conducted in accordance with the procedures previously reviewed by the Staff and Lehman Brothers confirms that it continues to employ the same procedures as those previously reviewed by the Staff.

In the event that additional members are added to the underwriting syndicate, one or more of the potential additional members of the underwriting syndicate, whose identities are not known at this time, may engage in the electronic offer and/or sale of units.

Consistent with this approach, the following language is included in the underwriting section of the prospectus:

“A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representative on the same basis as other allocations.”

Securities and Exchange Commission January 9, 2006 Page 13

Lehman Brothers Inc. has a master contract in place with Yahoo! NetRoadshow (www.netroadshow.com) regarding the hosting of “Internet road shows” in connection with securities offerings, but the purpose of this contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet road show is to provide access to the road show to institutional investors who cannot, or elect not to, attend road show meetings in person. As part of the electronic road show process, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to and will be made available on the website. The preliminary prospectus will be accessible via the Internet, for informational purposes only, in accordance with the road show vendor’s customary procedures. In its agreement with Lehman Brothers, Yahoo! NetRoadshow has agreed to conduct Internet road shows in accordance with the Net Roadshow Inc. no-action letter dated September 8, 1997, and subsequent no-action letters received from the Commission in connection with virtual roadshows. Copies of the agreements with Yahoo! NetRoadshow has been provided to the Staff.

Engineering Comments

39.	Proven and probable reserves are disclosed in your Form S-1 for the Elk Creek and Tunnel Ridge coal properties. Forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC’s Industry Guide 7.

This includes:

•	Acreage breakdown by owned, leased or other.

•	Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.

•	Drill-hole maps showing drill intercepts.

•	Justifications for the drill hole spacings used at various classification levels.

•	General cross-sections that indicate the relationship between coal seams, geology and topography.

Securities and Exchange Commission January 9, 2006 Page 14

•	A detailed description of your procedures for estimating “reserves.”

•	The specific criteria used to estimate reserves, see below.

•	An indication of how many years are left in your longest-term mining plan for each reserve block.

•	Site specific economic justification for the criteria you used to estimate reserves.

•	Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.

•	Third party reviews of your reserves that were developed within the last three years.

•	Any other information needed to establish legal, technical and economic feasibility.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

Response: The Partnership is compiling information that is responsive to the Staff’s comment. During the week of January 9, Mr. Ted Norris of the Partnership intends to contact Mr. Roger Baer of the Staff directly to discuss these comments and to provide this information which might be required in connection with responding thereto.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

Pro Form Adjustments, page F-6

40.	Reference is made to adjustment (a) on page F-6. Costs associated with being a public company are not considered factually supportable, as required by Rule 11-02(b)(6) of Regulation S-X and should not be included as an adjustment to the pro forma financial statements. However, you are encouraged to include the expected impact of those costs in the notes to the pro forma financial statements.

Response: The pro forma financial statements in the Registration Statement have been revised to omit the adjustment for costs associated with being a public company. Please see pages F-6 and F-7.

41.	Explain more fully adjustment (b) to the Non-controlling affiliate interest in consolidated partnership. Specifically, address how the amount was determined and how you determined the accounting treatment under SFAS 141.

Securities and Exchange Commission January 9, 2006 Page 15

Response: The Registration Statement has been revised to explain more fully the adjustment to the Non-controlling affiliate interest in consolidated partnership. Please see page F-6.

Securities and Exchange Commission January 9, 2006 Page 16

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 1 to David P. Oelman at (713) 758-3708.

Very truly yours,

/s/ Dave P. Oelman

EXHIBIT A

Eastern United States Coal Producers

2005 Production(1) As Reported on MSHA Form 7000-2 Filings

Through September 30, 2005

Rank	Mine Controlling Company	Production By Region (000 Tons)
		Central Appalachia	Illinois Basin	Northern Appalachia	Ohio	Southern Appalachia	Grand Total
1	CONSOL Energy, Inc.	5,940	—	41,698	487		48,125
2	Peabody Coal Co.	6,282	27,234	3,354			36,871
3	A.T. Massey Coal Co., Inc.	30,574				—	30,574
4	Arch Coal, Inc.	17,653					17,653
5	Alliance Coal, LLC	2,345	11,806	2,200			16,350
6	Robert Murray		6,695	251	9,061		16,007
7	Foundation Coal Corp.	3,576	1,352	9,957			14,885
8	Alpha Natural Resources., LLC	5,226		6,347			11,573
9	International Coal Group Inc. (ICG)	5,471	1,763	2,085			9,319
10	James River Coal Co.	6,042					6,042
11	Wexford Capital LLC	3,844			1,021		4,865
12	Walter Industries, Inc.					4,634	4,634
13	TECO Energy, Inc.	4,346					4,346
14	AMVEST Corp.	3,318					3,318
15	P G H, Inc.	2,965					2,965
16	Rosebud Mining Co.			2,880			2,880
17	Cumberland Resources Corp.	2,785					2,785
18	Chevron Corp.					2,776	2,776
19	Oxford Mining Co.				2,752		2,752
20	A & G Coal Corp.	2,751					2,751
21	Progress Fuels Corp.	2,638					2,638
22	Exxon Coal & Minerals Co.		2,473				2,473
23	Triad Mining, Inc.		2,456				2,456
24	Anker Coal Group, Inc.	341	433	1,680			2,454
25	Vectren Corp.		2,425				2,425
26	Drummond Co., Inc					2,294	2,294
27	Nally & Hamilton Enterprises, Inc.	2,202					2,202
28	PinnOak Resources LLC	2,019					2,019

Rank	Mine Controlling Company	Production By Region (000 Tons)
		Central Appalachia	Illinois Basin	Northern Appalachia	Ohio	Southern Appalachia	Grand Total
29	Solar Sources, Inc.		1,992				1,992
30	General Dynamics Corp.		1,960				1,960
31	Kanawha Eagle, LLC	1,849					1,849
32	Horizon Natural Resources Inc.	1,787				—	1,787
33	Knight Hawk Coal, LLC		1,746				1,746
34	MBC Holdings, Inc.	1,563					1,563
35	Bluestone Industries, Inc.	1,279					1,279
36	Oak Grove Resources LLC					1,257	1,257
37	Miller Brothers Coal, Inc.	1,220					1,220
38	Pine Branch Coal Sales, Inc.	1,203					1,203
39	Appalachian Fuels LLC	1,197					1,197
40	Pen Holdings, Inc.	1,165					1,165
41	White Flame Energy, Inc.	1,091					1,091
42	B & W Resources Inc.	1,089					1,089
43	Koester Companies Inc.		1,088				1,088
44	Humphreys Enterprises, Inc.	1,080					1,080
45	Matrix Energy, LLC	1,078					1,078
46	First Reserve Corp.	1,054					1,054
47	Horizon Resources LLC	991					991
48	Appolo Fuels, Inc.	953					953
49	K.M.M.C. LLC		922				922
50	Brinks Co., The	922					922

Note	(1)—Reflects companies with production greater than 900,000 tons. Database compiled by Platt's Coaldat.